Exhibit 4.5

AMENDMENT 2011-1

TO THE

THIRD AMENDED AND RESTATED

WESTWOOD HOLDINGS GROUP, INC.

STOCK INCENTIVE PLAN

The Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan (the “Plan”) is hereby amended in the following respects, effective as of April 20, 2011.

The first sentence of Section 4.1 of the Plan is deleted in its entirety and replaced with the following sentence:

“Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be 3,398,100.”

Section 12.2 of the Plan is deleted in its entirety and replaced with the following new Section 12.2:

“12.2 Objective Performance Goals and Performance Measures. A Performance Goal established in connection with an Award covered by this Article must be (1) objective, so that a third party having knowledge of the relevant facts could determine whether the Performance Goal is met, (2) prescribed in writing by the Board before the beginning of the applicable performance period or at such later date when fulfillment is substantially uncertain not later than 90 days after the commencement of the performance period and in any event before completion of 25% of the performance period, and (3) based on any one or more of the following Performance Measures (which may be applied to an individual, a subsidiary, a business unit or division, or the Company and any one or more of its subsidiaries as a whole, as determined by the Board):

(a)	Net earnings or net income;

(b)	Cash earnings;

(c)	Earnings per share;

(d)	Net sales or revenue growth;

(e)	Net operating income;

(f)	Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);

(g)	Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(h)	Operating income before interest, taxes, depreciation and amortization;

(i)	Return on stockholders’ equity;

(j)	Operating margins or operating expenses;

(k)	Value of the Company’s Stock or total return to stockholders;

(l)	Value of an investment in the Company’s Stock assuming the reinvestment of dividends;

(m)	Assets under management;

(n)	Performance of one or more of our investment products on an absolute basis or relative to a benchmark or peer group; and/or

(o)	A combination of any or all of the foregoing criteria.

The targeted level or levels of performance with respect to such Performance Measures may be established at such levels, with such adjustments (including, as applicable, inclusion or exclusion of taxes, depreciation, amortization, compensation and/or other items of income or expense) and in such other terms as the Board may determine, in its discretion, including , without limitation, in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. If and to the extent permitted for Awards intended to qualify for the Performance-Based Exception, the Board may provide for the adjustment of such performance goals. In addition, at the time an Award is made under this Section, and subject to applicable law, the Board may prescribe that a performance goal will be adjusted to reflect changes in accounting rules or methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other events or circumstances occurring during the applicable performance period.”

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